UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 29, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 September 2022 entitled ‘Vodafone announces Group Executive Committee changes’.

RNS Number : 0578B

Vodafone Group Plc

29 September 2022

29 September 2022

Vodafone announces Group Executive Committee changes

Vodafone today announced the retirement of two members of its Group Executive Committee who have made significant contributions to the company over their years of service and whose leadership has ensured a smooth succession.

Rosemary Martin, Group General Counsel and Company Secretary will retire on 31 March 2023 after more than twelve years with Vodafone. Rosemary joined Vodafone and the Executive Committee in March 2010 as Group General Counsel and Company Secretary. Whilst at Vodafone, she played a critical role in mergers and acquisitions, led legal teams to success in complex legal cases in Vodafone's markets, and championed business integrity.

Throughout her 40-year career in law, Rosemary has been an advocate of diversity and inclusion as well as innovation in the legal sector and encouraged lawyers to recognise their role in tackling climate change. As a leader and mentor of talent, General Counsels in 8 FTSE and 1 Fortune 500 company have come from teams she has led.

Previously, Rosemary was General Counsel and Company Secretary at Reuters Group PLC and before that a partner at a City law firm.

Maaike de Bie will become Vodafone Group General Counsel and Company Secretary on 1 March 2023, reporting to Nick Read, Vodafone Group CEO, and join the Vodafone Group Executive Committee. Maaike joins from easyJet plc where she is Group General Counsel and Company Secretary. An experienced international lawyer with over 25 years of experience, she has held senior roles with Royal Mail plc, EY LLP, General Electric as well as the European Bank for Reconstruction and Development LLP.

Johan Wibergh, Group Chief Technology Officer, will retire on 31 December 2022 after nearly eight years with Vodafone. Johan joined Vodafone and the Vodafone Group Executive Committee in May 2015 as Chief Technology Officer.

In his role, Johan drove Vodafone's technology strategy, including the creation of a single pan-European technology team with emphasis on operational excellence and bringing more software skills in-house. He has been instrumental in establishing Vodafone as a gigabit broadband leader with Europe's largest 5G network and spearheading the build of new digital platforms.

Previously, Johan joined Ericsson in 1996, where he held roles in IT and Services and two country CEO positions before becoming Executive Vice President and Head of Networks.

Scott Petty will become Vodafone Group Chief Technology Officer (CTO) on 1 January 2023 and Alberto Ripepi, will become Group Chief Network Officer (CNO). They will co-lead Vodafone Technology, reporting to Nick Read, Vodafone Group CEO, and both will join the Vodafone Group Executive Committee on 1 January 2023.

Scott joined Vodafone in 2009 and has held positions in Vodafone Business Product Management and Technology before becoming UK CTO in 2017. He moved to his current position as in April 2021.

Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Europe and operational director for Group Technology.

"I want to thank Johan and Rosemary for their leadership, legacy, and significant contributions to Vodafone's success through strong, diverse, and innovative teams. I have deeply enjoyed working with them and wish them a rewarding and enjoyable next phase in their lives," said Nick Read, CEO Vodafone Group. "I am pleased to have both Scott and Alberto jointly lead Vodafone Technology with their extensive knowledge of the Group and our transformative agenda. We are excited to have Maaike join Vodafone."

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 48 more.  As of 30 June 2022, we had over 300m mobile customers, more than 28m fixed broadband customers and 22m TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting around 160m devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350m tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities.  Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance.  We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 29, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary